The Cushing® MLP & Infrastructure Total Return Fund (SRV)
300 Crescent Court, Suite 1700
Dallas, Texas 75201

Dear Fellow Stockholder:

We are writing to inform you that the 2020 Special Meeting of Stockholders (the “Special Meeting”) of The Cushing MLP & Infrastructure Total Return Fund (the “Fund”) has been adjourned until Friday, May 8, 2020 at 9:00 a.m. Central time to allow us more time to solicit votes.

Our records indicate that as of March 2, 2020, the “Record Date” for the Special Meeting, you held shares of the Fund and, therefore, you are entitled to vote on the matter described in the Proxy Statement/Prospectus for the Special Meeting (the “Proxy Statement/Prospectus”) and set forth on the proxy card attached thereto, which were mailed to you on or about March 13, 2020. Our records indicate that we have not yet received your vote.

REMEMBER: Your vote is important, no matter how large or small your holdings may be. Please take a moment to vote your shares.

In particular, the Fund’s Board of Trustees, including the Independent Trustees, recommends that you vote your shares in favor of the proposal described in the Proxy Statement/Prospectus and set forth on the proxy card. Voting promptly by internet may help reduce solicitation costs and will eliminate your receiving follow up phone calls or mailings.  Please follow the internet voting instructions you have received from your bank or broker.

As the date of the adjourned Special Meeting approaches, if we have not received your proxy you may receive a phone call from a representative of Georgeson LLC, the Fund’s proxy solicitor, reminding you to exercise your right to vote.

Thank you in advance for your participation and your consideration in this extremely important matter.

Sincerely,

Barry Y. Greenberg
Secretary